UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. WELL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $5.75 per half share

(Title of Class of Securities)

91274U 119

(CUSIP Number of Warrants)

Mark Wolf

Vice President, General Counsel and Corporate Secretary

U.S. Well Services, Inc.

1360 Post Oak Boulevard, Suite 1800

Houston, Texas 77056

(832) 562-3730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Hillary H. Holmes

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

Tel: (346) 718-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,793,995	$1,914.23

*

Estimated for purposes of calculating the amount of the filing fee only. U.S. Well Services, Inc. (the “Company”) is offering holders of all of the Company’s outstanding $5.75 per half share warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated March 9, 2017 (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) by tendering one Warrant in exchange for 0.13 Shares. The amount of the filing fee assumes that all of the outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on March 13, 2019, which was $0.73.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,914.23	Filing Party: U.S. Well Services, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) originally filed by U.S. Well Services, Inc. (the “Company”) on March 15, 2019, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated March 9, 2017, exercisable for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $5.75 per half share (the “Public Warrants”), to receive 0.13 Shares in exchange for every Public Warrant tendered by the holders thereof (approximately one Share for every 7.69 Public Warrants tendered), on the terms and conditions set forth in the Offer to Exchange Letter, dated March 14, 2019 (the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the final results of the Offer. This Amendment No. 2 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer Letter and the Letter of Transmittal remains unchanged.

This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer Letter and the Letter of Transmittal.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer Letter.

Items 1 through 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 5:30 p.m., Eastern time, on April 11, 2019. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 11,640,974 Public Warrants were properly tendered and not properly withdrawn prior to the expiration of the tender offer. The Company accepted for exchange all such Public Warrants and will issue an aggregate of approximately 1,513,340 Shares in exchange for the Public Warrants tendered, representing approximately 2.3% of the shares of Class A Common Stock and Class B Common Stock outstanding after such issuance. Delivery of the Shares to be issued in exchange for the Public Warrants will be made promptly.

On April 15, 2019, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(D)	Press release.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. WELL SERVICES, INC.

By:	/s/ Kyle O’Neill
Name:	Kyle O’Neill
Title:	Chief Financial Officer

Date: April 15, 2019